March 9, 2022

Attn: Ibolya Ignat; Brian Cascio; Chris Edwards; Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549

Re:	Kolaboration Ventures Corporation
Offering Statement on Form 1-A
Amended March 9, 2022
File No. 024-11791

Dear Sir or Madam:

We hereby submit the responses of Kolaboration Ventures Corporation (the “Corporation” or “KVC”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated February 28, 2022, providing the Staff’s comments with respect to Amendment No. 2 to the Offering Statement on Form 1-A/A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Corporation. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Corporation on a consolidated basis.

Amendment No. 1 to Offering Statement on Form 1-A

Description of Business

Unaudited Pro Forma Information, page 44

1.	We note your response to prior comments 1 and 2 and the pro forma financial information included on pages 44 and 52. Please explain why you have not included pro forma financial information for the most recent fiscal year as required by Rule 11-02(c) of Regulation S-X. Please also explain how you addressed our prior comment to include adjustments in the pro forma information that give effect to the different cost structure and tax treatment applicable to the Corporation after the reorganization from those applicable to the predecessor entity, an LLC. As previously requested, MD&A should be revised to quantify and discuss the expected change in your tax and cost structure subsequent to the reorganization.

Response: We have revised Form 1A starting on page 45 to include the following pro forma financial statements in accordance with Rule 11-02(c) of Regulation S-X: (i) pro forma balance sheet for the nine month period ended as of September 30, 2021 (pursuant to Rule 11-02(c)(i) which requires the pro forma balance sheet for the same period provided for the registrant’s balance in the Form 1A); (ii) pro forma balance sheets for the fiscal years ended December 31, 2020 and December 31, 2019; (iii) pro forma condensed statement of operations for the nine month period ended September 30, 2021 and the fiscal years ended December 31, 2020 and December 31, 2019; and (ii) pro forma statement of cash flows for the nine months ended September 30, 2021 and the fiscal years ended December 31, 2020 and December 31, 2019.

U.S. Securities and Exchange Commission

March 9, 2022

We have updated our MD&A on page 44 to discuss that there is no change in the cost structure of operations resulting from the reorganization. We have also updated our MD&A on page 44 to discuss that we are currently evaluating the impacts of ASC 740 Income Tax resulting from the reorganization from a limited liability company to a corporation including, without limitation, the temporary book to tax differences such as tax appreciation vs. book depreciation, Internal Revenue Code Section 263(a) inventory differences, Internal Revenue Code Section 163(j) interest limitations and changes in accrued payroll expense limitations. While we anticipate an income tax expense relating to the reorganization, the Corporation has not completed its evaluation of such tax differences and does not have a quantifiable estimation of that income tax expense for disclosure in the Offering Statement. We have updated our disclosure to explain the status of this evaluation to potential investors.

With respect to the pro forma financial information related to the Pacific Reserve acquisition, we have updated the Offering Statement to remove the pro forma financial information for the Pacific Reserve acquisition based on our explanation of the applicability of Rule 3-05 of Regulation S-X in the response to Comment No. 2 below and have updated our disclosure regarding the Pacific Reserve acquisition as described in the response to Comment No. 2 below.

2.	Please explain why you did not provide the separate financial statements of Pacific Reserve required by Rule 3-05 and 8-04 of Regulation S-X. In addition, revise to disclose the reason that most of the purchase price ($70.2 million) was recorded to goodwill and why no amounts were allocated to other identifiable intangible assets.

Response:

The Corporation is subject to Reg S-X in the financial statements section of its Reg A Offering Circular. The Corporation is considered a smaller reporting company, however, the financial statements of smaller reporting companies under Rule 8-04 of Reg S-X reference the requirements of Rule 3-05 which covers the general rule for when financial statements must include the significant acquisition of a business.

Under Rule 3-05, the offering document must include (or incorporate by reference) financial statements for a significant acquisition of a business that has closed 75 days or more before the offering. Significant means above 20% on any of the three tests described under Reg S-X Rules 3-05 and 1-02(w). For probable (not yet closed) acquisitions below the 50% significance level, financial statements will not be needed; by contrast, above 50% they will generally be needed.

The Pacific Reserve merger agreement was executed on January 5, 2022, subject to a number of closing conditions. The acquisition of Pacific Reserve will not be effective until the conditions to closing are met and the acquisition closes. As of the date of this response letter and Amendment No. 2 to the Form 1-A, the conditions to closing the merger have not been fulfilled and the Corporation does not know when or if those conditions will be met. Specifically, one of the conditions to closing is the execution of an Agreement of Purchase and Sale for PR Retail SC, LLC (the “PR Retail SC, LLC Agreement”). The PR Retail SC, LLC Agreement requires the transfer of certain real estate owned by individual owners to PR Retail SC, LLC as part of the purchase and sale of PR Retail SC, LLC. However, the real estate transfer has not yet occurred and the PR Retail SC, LLC Agreement and its required transactions have not yet been consummated as required by this certain closing condition in the merger agreement. Therefore, the merger is not yet closed and the probability of the merger is difficult to ascertain. As more time has passed since the execution of the merger agreement and closing has not yet occurred, we have updated the Offering Statement on page 58 to disclose the status of the unsatisfied closing condition described above and we have revised the Offering Statement to indicate there is no assurance or guarantee that the merger will close or the timing of such closing.

U.S. Securities and Exchange Commission

March 9, 2022

In addition to the foregoing, the Corporation believes the Pacific Reserve acquisition, when closed, will not exceed the 50% significance level. The audited financial statements of Pacific Reserve have not been previously provided by the Corporation in any filing and the audited financial statements of Pacific Reserve are not available to the Corporation as Pacific Reserve is a private company that has not been audited by a PCAOB firm. As a result of all of the foregoing, the Corporation has not included the financial statements for Pacific Reserve in the Form 1-A.

In the event the Pacific Reserve acquisition is closed and the acquisition is significant as defined in Reg S-X, the Corporation would comply with the inclusion of financial statements for Pacific Reserve in its special financial report that is required to be filed within 120 days of the qualification of its offering statement.

We have updated our disclosure in the Offering Statement to remove the pro forma financial information relating to Pacific Reserve. However, in response to Comment No. 2 above, at September 30, 2021, the net book value of Pacific Reserve was $7.6 million. The total purchase price for a 100% interest in Pacific Reserve is $77.8 million. When the merger is closed, it will be accounted for with purchase accounting, and the assets will be recorded at market value which may result in additional valuation for certain intangible assets and further adjustment to goodwill, however, those values have not yet been determined. For pro forma purposes, the Corporation is using book valuation for the Pacific Reserve acquisition which results in a pro forma change of $70.2 million to goodwill.

Financial Statements

Notes to Financial Statements

Note 14: Subsequent Events, page F-16

3. It is unclear from your response to prior comment 3, what revisions were made to your financial statements to address the comment: please clarify. Further, we note that Kolaboration Ventures Corporation was formed on August 1, 2021. Please provide the financial statements for Kolaboration Ventures Corporation, the registrant, in your next amendment as appropriate, in addition to presenting the financial statements for the predecessor entity; please assure that the registrant’s financial statements will give retroactive effect of the January 4, 2022 20:1 forward stock split in accordance with ASC 260-10-55-12, 505-10-S99-4 and SAB Topic 4C.

Response: Although Kolaboration Ventures Corporation was founded on August 11, 2021, there were no transactions during August and September 2021, that would result in the creation of financial statements for the period from inception to September 30, 2021. We presented the pro forma income statement and balance sheet of Kolaboration Ventures Corporation to reflect that there were no entries in the general ledger of the Corporation prior to October 1, 2021, the effective date of the reorganization. Accordingly, the pro forma statement of cash flow for Kolaration Ventures LLC and Kolaboration Ventures Corporation is identical to the statement of cash flow for Kolaboration Ventures LLC. Nevertheless, a pro forma statement of cash flow is now presented in this revised filing in the pro forma financial information beginning on page 45 of the Form 1A/A.

We revised the pro forma financial information on page 45 to reflect the activity of KVC from inception to September 30, 2021 and we included in each pro forma financial statement the retroactive effect of the 20:1 forward stock split referenced under Note 14 Subsequent Events. Because there was no stock in Kolaboration Ventures Corporation outstanding as of September 30, 2021, (Kolaboration Ventures Corporation was capitalized in the reorganization transaction) there was no retroactive effect on the Corporation as of September 30, 2021.

U.S. Securities and Exchange Commission

March 9, 2022

Exhibits

An updated consent of our independent registered public accounting firm is being filed as Exhibit 1A-11.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (480) 225-1167 or Valerie D. Bandstra, Esq. of Weintraub Law Group P.C. at (641) 204-1990.

Sincerely,

Kolaboration Ventures Corporation

By:	/s/ Charles Wesley
Charles Wesley
Chief Financial Officer

cc:	Valerie D. Bandstra, Esq.
Richard A. Weintraub, Esq.